Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 14-A-II dated June 22, 2009	Term Sheet to Product Supplement 14-A-II Registration Statement No. 333-155535 Dated June 22, 2009 ; Rule 433

Structured Investments	$ 85% Principal Protected Notes Linked to the S&P 500® Index due June 26, 2014

General

  The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any return on their investment in excess of $1,000 (or 100% x $1,000) per $1,000 principal amount note, while seeking 85% principal protection at maturity (15% of principal is at risk).
  Cash payment at maturity of 85% of principal plus the Additional Amount, as described below. Because the payment at maturity for each $1,000 principal amount note is determined by adding the Additional Amount to $850, not $1,000, and assuming the Additional Amount is limited to $1,150 per $1,000 principal amount note, in no event will the return on your investment in the notes be more than $1,000 per $1,000 principal amount note.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 26, 2014*.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about June 23, 2009 and are expected to settle on or about June 26, 2009.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $850 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Strike Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Index Strike Return is greater than 115% and the Participation Rate is 100% and the Maximum Return is $1,150 per $1,000 principal amount note, the Additional Amount will be equal to the Maximum Return of $1,150, which entitles you to a payment at maturity of $2,000 ($850 + $1,150) for every $1,000 principal amount note, which represents a 100% maximum total return on your investment.

Partial Principal Protection Percentage:	85% (15% of your principal is at risk).
Maximum Return:

The Maximum Return will be determined on the pricing date and will not be less than $1,150 for each $1,000 principal amount note (or 115% x $1,000). Assuming the Maximum Return is $1,150 per $1,000 principal amount note, the Maximum Return limits the maximum total return on an investment in the notes to 100%.

Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Strike Return:	Ending Index Level – Strike Level Initial Index Level
Initial Index Level:

An Index level to be determined on the pricing date in the sole discretion of the calculation agent. The Initial Index Level may not be the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes.

Strike Level:	85% of the Initial Index Level.
Ending Index Level:	The arithmetic average of the Index closing levels on the five Ending Averaging Dates.
Ending Averaging Dates*:	June 17, 2014, June 18, 2014, June 19, 2014, June 20, 2014 and June 23, 2014
Maturity Date*:	June 26, 2014
CUSIP:
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-A-II.

Investing in the 85% Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 14-A-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 14-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Plan of Distribution” beginning on page PS-43 of the accompanying product supplement no. 14-A-II.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

June 22, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-II dated June 22, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 14-A-II dated June 22, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002468/e35744_424b2.htm

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Index Strike Return from -85% to +120%. The following table and graph also assume an Initial Index Level of 900, a Strike Level of 765 (equal to 85% of the hypothetical Initial Index Level), a Participation Rate of 100% and a Maximum Return of $1,150 per $1,000 principal amount note (or 115% x $1,000), which results in a maximum payment at maturity per $1,000 principal amount note of $2,000. The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and $1,150 (or 115% x $1,000) per $1,000 principal amount note, respectively. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Strike Return	Index Strike Return x Participation Rate (100%)	Additional Amount		85% of Principal		Payment at Maturity

1845.00	120.00%	115.00%†	$1,150.00	+	$850.00	=	$2,000.00
1800.00	115.00%	115.00%	$1,150.00	+	$850.00	=	$2,000.00
1620.00	95.00%	95.00%	$950.00	+	$850.00	=	$1,800.00
1440.00	75.00%	75.00%	$750.00	+	$850.00	=	$1,600.00
1260.00	55.00%	55.00%	$550.00	+	$850.00	=	$1,400.00
1080.00	35.00%	35.00%	$350.00	+	$850.00	=	$1,200.00
1035.00	30.00%	30.00%	$300.00	+	$850.00	=	$1,150.00
990.00	25.00%	25.00%	$250.00	+	$850.00	=	$1,100.00
945.00	20.00%	20.00%	$200.00	+	$850.00	=	$1,050.00
900.00	15.00%	15.00%	$150.00	+	$850.00	=	$1,000.00
855.00	10.00%	10.00%	$100.00	+	$850.00	=	$950.00
810.00	5.00%	5.00%	$50.00	+	$850.00	=	$900.00
765.00	0.00%	0.00%	$0.00	+	$850.00	=	$850.00
720.00	-5.00%	N/A	$0.00	+	$850.00	=	$850.00
630.00	-15.00%	N/A	$0.00	+	$850.00	=	$850.00
540.00	-25.00%	N/A	$0.00	+	$850.00	=	$850.00
450.00	-35.00%	N/A	$0.00	+	$850.00	=	$850.00
360.00	-45.00%	N/A	$0.00	+	$850.00	=	$850.00
270.00	-55.00%	N/A	$0.00	+	$850.00	=	$850.00
180.00	-65.00%	N/A	$0.00	+	$850.00	=	$850.00
90.00	-75.00%	N/A	$0.00	+	$850.00	=	$850.00
0.00	-85.00%	N/A	$0.00	+	$850.00	=	$850.00

†	Limited to 115.00% as a result of the hypothetical Maximum Return.

JPMorgan Structured Investments — 85% Principal Protected Notes Linked to the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 900 to an Ending Index Level of 945. Because the Ending Index Level of 945 is greater than the Strike Level of 765 and the Index Strike Return of 20% multiplied by the hypothetical Participation Rate of 100% multiplied by $1,000 does not exceed the hypothetical Maximum Return of $1,150, the Additional Amount is equal to $200 and the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$850 + ($1,000 x [(945-765)/900] x 100%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 900 to an Ending Index Level of 720. Because the Ending Index Level of 720 is less than the Strike Level of 765, the payment at maturity per $1,000 principal amount note is $850 (reflecting a loss of 15% of principal).

Example 3: The level of the Index decreases from the Initial Index Level of 900 to an Ending Index Level of 855. Even though the Ending Index Level of 855 is less than the Initial Index Level of 900, because the Ending Index Level of 855 is greater than the Strike Level of 765 and the Index Strike Return of 10% multiplied by the hypothetical Participation Rate of 100% multiplied by $1,000 does not exceed the hypothetical Maximum Return of $1,150, the Additional Amount is equal to $100 and the investor receives a payment at maturity of $950 per $1,000 principal amount note (reflecting a loss of 5% of principal), calculated as follows:

$850 + ($1,000 x [(855-765)/900] x 100%) = $950

Example 4: The level of the Index increases from the Initial Index Level of 900 to an Ending Index Level of 1845. Even though the Ending Index Level of 1845 is greater than the Strike Level of 765, because the Index Strike Return of 120% multiplied by the hypothetical Participation Rate of 100% multiplied by $1,000 is greater than the hypothetical Maximum Return of $1,150, the Additional Amount is equal to the hypothetical Maximum Return of $1,150 and the investor receives the maximum payment at maturity of $2,000 ($850 + $1,150) per $1,000 principal amount note (reflecting a return on investment of 100%).

Selected Purchase Considerations

  PRESERVATION OF 85% OF YOUR PRINCIPAL AT MATURITY — You will receive at least 85% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — Because the Strike Level is set at 85% of the Initial Index Level, the payment on the notes at maturity will exceed the principal amount of the notes if the Ending Index Level is greater than the Initial Index Level (i.e., the Index Strike Return is greater than 15%). At maturity, for each $1,000 principal amount note, you will receive a payment equal to $850 plus the Additional Amount of $1,000 x the Index Strike Return x the Participation Rate*, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return. The Maximum Return caps the Additional Amount at $1,150* per $1,000 principal amount note, which limits the maximum payment at maturity to $2,000 ($850 + $1,150) per $1,000 principal amount note.
  * The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and $1,150 (or 115% x $1,000) per $1,000 principal amount note, respectively.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 14-A-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this characterization is respected, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, amounts received at maturity or earlier sale or exchange in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between their basis in their notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on June 19, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 3.30%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more

JPMorgan Structured Investments — 85% Principal Protected Notes Linked to the S&P 500® Index	TS-2

or less than 3.30%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

  An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-A-II dated June 22, 2009.
  YOUR INVESTMENT MAY RESULT IN A 15% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Strike Return is positive. Furthermore, the Index Strike Return must be at least 15% for you to receive at least 100% of the principal amount of your notes at maturity. You will receive no more than 85% of the principal amount of your notes if the Index Strike Return is zero or negative and you will not receive the full principal amount of your notes at maturity if the Index Strike Return is less than 15%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO 100% — If the Ending Index Level is greater than the Initial Index Level (i.e., the Index Strike Return is greater than 15%) for each $1,000 principal amount note, you will receive at maturity $850 plus an additional amount that will not exceed a predetermined dollar amount, regardless of the appreciation in the Index, which may be significant. We refer to this dollar amount as the Maximum Return, which will be set on the pricing date and will not be less than $1,150 per $1,000 principal amount note (0r 115% x $1,000). Your maximum Additional Amount per $1,000 principal amount note held to maturity will be the Maximum Return less $150. Accordingly, your maximum payment at maturity per $1,000 principal amount note will be $2,000* ($850 + $1,150*).
  * The actual Maximum Return and actual maximum payment at maturity will be determined on the pricing date and will not be less than $1,150 (or 115% x $1,000) and $2,000 per $1,000 principal amount note, respectively.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES MIGHT NOT PAY MORE THAN 85% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level does not exceed the Strike Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Strike Level at some time during the life of the notes but later falls below the Strike Level during the latter portion of the term of the notes.
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IN THE NOTES IF THE ENDING INDEX LEVEL DECLINES AS COMPARED TO THE INITIAL INDEX LEVEL — Because the Strike Level is set at 85% of the Initial Index Level, if the Ending Index Level is less than the Initial Index Level (i.e., the Index Strike Return is less than 15%), your payment at maturity will be less than the principal amount of your investment in the notes. The minimum payment you will receive for each $1,000 principal amount note held to maturity is $850. You will incur a loss of principal if the Index Strike Return is less than a positive 15%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

JPMorgan Structured Investments — 85% Principal Protected Notes Linked to the S&P 500® Index	TS-3

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 2, 2004 through June 19, 2009. The Index closing level on June 19, 2009 was 921.23. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of $850 per $1,000 principal amount note.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-43 of the accompanying product supplement no. 14-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.

JPMorgan Structured Investments — 85% Principal Protected Notes Linked to the S&P 500® Index	TS-4